Press Release - PSB Bancorp, Inc.

             PSB Bancorp Announces Corporate Initiatives

Philadelphia, PA, February 14, 2001 - PSB Bancorp, Inc. (Nasdaq:
PSBI), the holding company for First Penn Bank, announced today several important corporate initiatives:

* A one-time after-tax charge of $1.5 million related to the write off of the Company's investment in BankZip.com.

*  The completion of the acquisition of 103,950 shares of Jade
Financial Corp. from Lawrence Seidman per the terms of an option agreement with Mr. Seidman that was announced in May of 2000.
PSB is in the process of acquiring Jade Financial.

*  The proxy statement-prospectus for PSB's acquisition of Jade
Financial was mailed to Jade shareholders on February 14, 2001.
Jade's shareholder meeting is scheduled for March 20, 2001.

* PSB's directors recently purchased 23,650 shares of the Company's stock in open market transactions.

BankZip.com Investment

PSB Bancorp announced today that it will take a one-time after tax charge of $1.5 million against earnings for the year ended December 31, 2000 to account for the write-offs of its investment in BankZip.com, an aggregator of internet banking services. PSB Bancorp, Inc. recently announced a merger with Jade Financial Corp., Inc. (Nasdaq: IGAF), who was also an investor in BankZip.com and is expected to announce a similar write-off of its investment in BankZip.com.

The pro forma book value per share of PSB Bancorp, Inc. at September 30, 2000, after having given effect to a write-off by both PSB and Jade of fifty percent of their respective investments in BankZip.com was $8.27. The pro forma book value per share of PSB Bancorp, Inc. at September 30, 2000 would be $7.83, after giving effect to the acquisition of Jade and the additional BankZip.com write-offs. The pro forma equity to assets ratio of PSB Bancorp, giving effect to the acquisition of Jade and the write-off of BankZip.com, as of September 30, 2000 is approximately 8.2%.

Purchase of Jade Shares

On February 2, 2001, PSB purchased 103,950 shares of Jade from Lawrence Seidman as part of a previously announced option agreement with Mr. Seidman. PSB now owns 197,596 shares, or 10.5% of the outstanding shares of Jade. As announced on November 2, 2000, PSB has agreed to purchase Jade Financial for $13.55 per share in cash (except for shares in Jade's Employee Stock Ownership Plan which may be exchanged for shares of PSB stock).

Purchase by PSB Directors

During November and December of 2000, PSB's directors purchased 23,650 shares of the Company's stock in the open market. These transactions included 20,000 shares purchased by PSB's Chairman, Vincent J. Fumo. Commenting on his purchase of the Company's shares, Mr. Fumo stated, "During most of 2000, the directors and officers of PSB Bancorp were not permitted to purchase the Company's shares because of ongoing discussions with potential acquisition candidates. After the Jade transaction was announced, we were permitted to buy PSB stock in the open market. I am pleased to have had the opportunity to show my confidence in the future of PSB Bancorp by buying 20,000 shares in the open market."

Mailing to Jade Shareholders

The proxy statement/prospectus for the merger between PSB and Jade was mailed to Jade shareholders on February 14, 2001. A special meeting of Jade's shareholders is scheduled for March 20, 2001 and the transaction is expected to close by early April 2001.




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